                                             Filed by divine, inc. pursuant to
                                             Rule 425 under the Securities Act
                                             of 1933 and deemed filed pursuant
                                             to Rule 14a-12 under the Securities
                                             Exchange Act of 1934

                                             Subject Company:
                                             eshare communications, Inc.
                                             Commission File No. 0-22317


[divine logo]                  N E W S   R E L E A S E
                        www.divine.com  [NASDAQ LOGO]  : DVIN
                        --------------

divine Contacts                                                    eshare Contacts
Individual Investors:             Press Inquiries:                 Press Inquiries:
Brenda Lee Johnson                Susan Burke/Anne Schmitt         Loyd Olson
Direct: 773.394.6873              Direct: 773.394.6746 / 6827      Direct: 770.239.4524
Brenda.Johnson@divine.com         Susan.burke@divine.com           lolson@eshare.com
                                  Anne.Schmitt@divine.com


              divine signs definitive agreement to acquire eshare

   Acquisition to add industry-leading customer interaction management (CIM) solutions to divine's enterprise collaboration and interaction offerings

CHICAGO - July 9, 2001 - divine, inc. (Nasdaq: DVIN), a leader in community-facing enterprise solutions offering global businesses the ability to improve collaboration, workflow, and business relationships by delivering a powerful combination of services, technology and managed application capabilities, announced today that it has signed a definitive agreement to acquire eshare communications, Inc., (Nasdaq: ESHR), a leading provider of customer interaction management (CIM) solutions.

Under the proposed terms of the stock-for-stock merger agreement, divine will acquire all of the outstanding shares of eshare common stock at a price per share of between $3.12 and $3.653, depending on divine's trading price prior to the closing of the transaction. Based upon divine's closing price on July 6, 2001, the transaction would have an aggregate value of approximately $71.1 million. The transaction has been approved by the Board of Directors of each company. The transaction also is subject to customary approvals, including by eshare's shareholders and, to the extent required, divine's stockholders. The transaction is expected to close by the end of September 2001 and to positively impact divine's 2002 operating results.

eshare, which reported revenue of $83.96 million for the year ended Dec. 31, 2000, provides industry-leading CIM solutions that help businesses establish and maintain high-quality relationships with their customers through various communication channels, including email, the Web and telephony. eshare's range of customer interaction solutions and services enable companies to create and sustain cost-effective real-time customer dialogue.

"Today, business is about relationships and creating loyal communities within the supply chain, not just about transactions. Managing customer relationships and interactions is an absolute centerpiece of a successful strategy for any company," said divine Chairman and Chief Executive Officer Andrew "Flip" Filipowski. "A critical component of divine's strategy is providing net-native community-facing applications and web services combined with professional services and managed applications capabilities that promote interaction and collaboration among all of an enterprise's business communities and fully integrate with their core systems. eshare's offerings, combined with our existing collaborative applications, portal technology, web services infrastructure, knowledge resources and delivery capability, will give our global combined customer base the ability to deploy community-facing applications capable of enhancing the customer's brand and building loyalty within their targeted communities."

"Communicating with customers is increasingly important in today's global economy. Today's technology makes these interactions dramatically more challenging, but also ripe for more opportunity to engage customers on their terms, to improve customer satisfaction and retention, and bolster bottom-line results," said eshare Chairman and CEO Aleksander Szlam. "eshare has a 20-year history of developing solutions that help companies interact with customers successfully and efficiently across all significant touch-points, whether over the phone or through the Internet. The combined solution offerings and global delivery capability of the combined eshare and divine will provide our customers with superior expert services, truly innovative and unique approaches to building customer loyalty, and provide amazing growth opportunities for our businesses and our shareholders."

eshare offers solutions in four main areas: call center management, Web collaboration, email management and online communities, as well as expert professional services to support the planning, implementation, education and customization of its CIM technological solution. eshare has provided telephony call center solutions for nearly 20 years. Its Conversations(TM) product is one of the industry standards for outbound calling and campaign management for some of the world's largest financial services centers, retailers and utilities. eshare's NetAgent(TM) Suite and other Internet applications provide Internet-based email management, collaborative chat, enterprise customer service and support, customer self-service, instant messaging, live conferencing, distance learning, community chat, threaded discussion forums and a variety of integration tools.

eshare has more than 2,500 customer sites in over 40 countries worldwide, including eight of the top 10 companies in the Fortune 50. Its customers include; Amex, CitiGroup, Compaq, Dow Jones & Company, Dun & Bradstreet UK, First USA Bank, NBC, Sprint Corp., ABB Automation, Autobytel, Biztravel.com, Cabela's, Talbots Direct Marketing and Victoria's Secret. eshare has approximately 375 employees.

eshare Chairman and CEO Aleksander Szlam will join divine's executive team as Chief Strategy Officer of the combined entity and President of the divine eshare CIM Business Unit, which will operate worldwide as a wholly owned subsidiary. eshare Chief Operating Officer George Landgrebe will become COO of the eshare CIM Business Unit within divine's technology and knowledge resource unit.

"eshare has achieved significant operating improvements during the past two years in global customer satisfaction, financial performance, building and delivering market-leading products and services, and assembling a top-quality management team," said George Landgrebe. "Because of these actions, we are on track with previous financial guidance for Q2 and we believe eshare is well positioned for strong and profitable growth that will establish the combined entity as a leader in customer interaction management."

eshare has its headquarters in Norcross, Ga., and has offices in New York, Los Angeles, Chicago, Leesburg, Va., and international locations in France and the United Kingdom.

divine Chairman and CEO Flip Filipowski and eshare Chairman and CEO Aleksander Szlam will participate in a conference call for reporters and analysts at 1:30 p.m. EST. To participate, call 877.939.1574. The Passcode is "divine" and the conference leader is Ms. Susan Burke.

About divine, inc.

divine, inc., (Nasdaq: DVIN) delivers a dynamic combination of services, Web-based technology, and managed applications capability that enables businesses to rapidly deploy advanced enterprise solutions that are integrated with every aspect of their business strategy and existing technical systems. Founded in 1999, Chicago-based divine is a leader in promoting the development of new technologies, products, and services that improve how businesses manage information, engage their constituents, and develop new market opportunities. For more information, visit the company's web site at www.divine.com.

About eshare communications, Inc.

Norcross, Ga.-based eshare communications, Inc., (www.eshare.com) is a premier provider of integrated customer interaction management (CIM) solutions that power the customer relationship strategies of businesses conducting traditional and Internet commerce. eshare leverages its expertise in Web-based and traditional call center technologies to provide more than [2,500] businesses with comprehensive, scalable and integrated customer interaction solutions. Its applications facilitate marketing, sales and service outcomes and optimize customer lifetime value while building brand loyalty. eshare was formed by the September 1999 merger of Melita International, Inc., a leader in telephony-based customer contact management, and eShare Technologies, Inc., a leader in Web-based customer care solutions.

                                     # # #

(C) 2001 divine, inc. divine is a trademark of divine, inc. eshare, Conversations and NetAgent are trademarks of eshare communications, Inc. All trademarks, trade names, service marks and logos referenced herein belong to their respective companies.

A REGISTRATION STATEMENT AND PROXY STATEMENT RELATING TO THE DIVINE, INC. COMMON STOCK TO BE ISSUED IN THE TRANSACTION WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS SOON AS PRACTICABLE. WHEN FILED, COPIES OF THIS AND OTHER RELATED DOCUMENTS MAY BE OBTAINED FREE OF CHARGE FROM THE SEC WEBSITE (www.sec.gov). THESE DOCUMENTS SHOULD BE CAREFULLY REVIEWED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.


Important Notice

The statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, failure of the transaction to close due to the failure to obtain regulatory or other approvals, failure of the eshare communications, Inc. shareholders and, if such consent is required, failure of the divine stockholders to approve the transaction, the risk that the eshare communications, Inc. business will not be integrated successfully or that divine will incur unanticipated costs of such integration, fluctuations in the trading price and volume of divine's stock, the combined companies' ability to develop new products and services and enhance and support existing products and services, the combined companies' ability to maintain eshare communication, Inc.'s vendor and strategic partner relationships and retain key employees, competitive pressures, system failures, economic and political conditions, changes in customer behavior and the introduction of competing products having technological or other competitive advantages. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine. with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their most recent respective businesses can be found in their most respective Forms 10-K and 10-Q filed with the SEC.